FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2011

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule 101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Santiago, January 28th, 2011

Mr.
Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurances
Avda. Libertador Bernardo O’Higgins 1449

Re.: Supplement to the information previously submitted to the Superintendency of Securities and Insurances with respect to the Official Writ (Oficio Circular) Nº 574 dated 03.01.2010

Dear Sir:

The undersigned, Chief Executive Officer of the corporation Celulosa Arauco y Constitución S.A., hereinafter referred  to as “Arauco” or the “Company”, both domiciled in the Metropolitan Region, El Golf Avenue Nº 150, 14th, floor, Las Condes borough, duly registered in the Registry of Securities under number 42, Tax Payer Number 93.458.000-1, hereby supplements the information in connection with the advances in the restoration of the Company’s activities affected by the earthquake and tsunami occurred on February 27th, 2010.

Through several communications we have informed you of the advances in the normalization process of our industrial activities. Additionally, as you already know, the only industrial activity of the Company in which normalization is pending corresponds to Line II of the Arauco Plant, located in the borough of Arauco, VIII Region, with a production capacity of 500,000 tons of cellulose per year. This line has faced a complex repair process for the damages caused by the earthquake that occurred last February 27th, especially its recovery boiler, which is critical for resuming production.

I hereby inform you that the repairs of the Arauco Plant’s Line II are in their final stage, as the recovery boiler is now beginning to operate. Therefore, it is expected that the referred Line II will resume its productive activities within the first two weeks of February 2011.

Best regards,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Chief Executive Officer

With copy to - Santiago Stock Exchange
La Bolsa Nº 64, Santiago.

- Electronic Stock Exchange of Chile
Huérfanos 770, 14th floor, Santiago

- Stock Exchange of Valparaíso
Casilla 218-V- Valparaíso

-  Representative of Bond Holders (Banco Santander)
Bandera 140, Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: February 4, 2011	By: /s/ Robinson Tajmuch V.
Name: Robinson Tajmuch V. Title: Comptroller Director